July 26, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Heather C. Clark, Esq.

Re: Minim, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-257656

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company respectfully requests that the effective time and date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the same will become effective at 4:00 p.m. Eastern on July 28, 2021 or as soon thereafter as is practicable.

In connection with this request, the Company hereby acknowledges as follows:

●	the registrant is aware of its obligations under the Act;

●	should the Securities and Exchange Commission (“SEC”) or the staff of the SEC, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the Registration Statement;

●	the action of the SEC or the staff of the SEC, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Under separate cover, B. Riley Securities, Inc., as representative of the underwriters, will send the SEC a letter joining in this request for acceleration of the effective date.

[Signature Page Follows]

Very truly yours,

Minim, Inc.

By:	/s/ Sean Doherty
Name:	Sean Doherty
Title:	Chief Financial Officer

[Signature Page to Acceleration Request Letter]